Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: OCTOBER 2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: October 27, 2005	/s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel And Corporate Secretary

Exhibit Index

Exhibit

Description of Exhibit

99.1

News Release - Petro-Canada Announces Third Quarter Dividend

Exhibit  99.1

For Immediate Release

Thursday, October 27, 2005

Petro-Canada Announces Third Quarter Dividend

Calgary – Petro-Canada announces a quarterly dividend of $0.10 per share on the outstanding common shares of the Corporation, payable on January 1, 2006 to shareholders of record at the close of business on December 3, 2005.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and Internationally.  Its common shares trade on the TSX under the symbol PCA, and on the New York Stock Exchange under the symbol PCZ.

For further information,	Investor and analyst enquiries:	Media and general enquiries:
please contact:	Gordon Ritchie	Michelle Harries
	Investor Relations	Corporate Communications
	(403) 296-7691	(403) 296-3648

Internet site:  www.petro-canada.ca

E-mail:  investor@petro-canada.ca

(publié également en français)